UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Summer Energy Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

865634 109

(CUSIP Number)

Summer Energy Holdings, Inc.

5847 San Felipe Street, Suite 3700, Houston, Texas, 77057

713-375-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tom D. O’Leary
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 4,660,874 (1)
	8	Shared Voting Power 4,880 (2)
	9	Sole Dispositive Power Common Stock: 4,660,874 (1)
	10	Shared Dispositive Power 4,880 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,655,994 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 14.47%
14	Type of Reporting Person (See Instructions) IN

(1)Includes (i) 4,272,379 shares of Common Stock held of record by the Reporting Person, and (ii) 383,615 shares of Common Stock underlying options to purchase Common Stock owned by the Reporting Person, which are presently exercisable. Until the exercise thereof, Mr. O’Leary does not have any voting rights with respect to the 383,615 shares of Common Stock issuable upon exercise of stock options held by Mr. O’Leary.

(2)Constitutes 4,880 shares held of record by Northeast Opco, LLC, a Texas limited liability company.  Mr. O’Leary is a principal and 20% owner of such entity and has shared voting and dispositive power of such shares.

(3)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934 shares), plus 383,615 shares of Common Stock underlying options to purchase Common Stock.

CUSIP No. 865634 109

This Amendment No. 1 to Schedule 13D amends the previous Schedule 13D filed by Tom O’Leary (“O’Leary” or the “Reporting Person”) on January 2, 2015 (the “Original 13D”), relating to the securities of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 1 is being filed to reflect the acquisition by the Reporting Person of additional shares of Common Stock of the Issuer.  Except as amended herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 1.  Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 800 Bering Drive, Suite 260, Houston, Texas 77057.

Item 2.  Identity and Background

(a)This Schedule 13D is filed by and on behalf of Tom D. O’Leary (“O’Leary” or the “Reporting Person”).  The Reporting Person was appointed as a director of the Issuer on March 8, 2013.  Northeast Opco, LLC is the record hold of 4,880 shares of Issuer’s Common Stock.  O’Leary has shared voting and dispositive power of such shares. O’Leary may be deemed to beneficially own securities held of record by Northeast Opco, LLC.  O’Leary declares that neither the filing of this statement nor anything herein shall be construed as an admission that O’Leary is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by O’Leary.

(b)The Reporting Person’s business address is c/o Summer Energy Holdings, Inc., 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

(c)The Reporting Person’s principal occupation or employment is Chairman and CEO of Horizon Power and Light, LLC, with a principal address of 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

(d)O’Leary has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)O’Leary has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has O’Leary been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)O’Leary is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

O’Leary obtained 757,576 shares of Common Stock as payment for his assistance to the Issuer with certain credit arrangements, as set forth in a Current Report on Form 8-K filed by the Issuer on December 6, 2012.  O’Leary obtained 1,296,481 of his shares of Common Stock through a distribution from a trust of which Mr. O’Leary was a beneficiary. The remaining shares held of record by Mr. O’Leary were acquired through a combination of private purchases, dividends on preferred stock, compensatory arrangements with the Issuer in his role as director of Issuer, and for acting as surety and personal guarantor for certain obligations of the Issuer. Mr. O’Leary also received 300,000 shares of Common Stock based on the conversion of shares of Series B Preferred Stock previously held by Mr. O’Leary, which he acquired using personal funds.

On November 1, 2017, the Issuer entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with REP Energy, LLC, a Texas limited liability company (now known as Summer Energy Northeast, LLC) (“REP Energy”) and the members of REP Energy (the “Members” and the transaction contemplated by the Purchase Agreement, the “Transaction”) whereby the Issuer acquired 100% of the issued and outstanding units of membership interest (the “Interests”) of REP Energy from the Members.  As consideration for the purchased Interests, the Issuer issued shares of its Common Stock to the Members.  As a Member of REP Energy, Mr. O’Leary was issued 910,727 of the Issuer’s Common Stock in exchange for his Interests in REP Energy.  The terms of

CUSIP No. 865634 109

the Purchase Agreement and the Transaction were described in greater detail in the Issuer’s Form 8-K filed with the SEC on November 7, 2017.

Of the options to purchase Common Stock held by O’Leary, 232,500 of such options were granted to O’Leary for his service as a director of the Issuer and 151,115 of such options were issued to O’Leary upon conversion of 413,000 shares of the Issuer’s Series A Preferred Stock previously held by O’Leary.

Mr. O’Leary was issued 25,556 shares of the Issuer’s Common Stock on December 28, 2020, in consideration of Mr. O’Leary acting as a guarantor for certain financial obligations of the Issuer.

Item 4.  Purpose of Transaction

O’Leary holds the shares of Common Stock of the Company as reported herein for the purpose of investment.

O’Leary may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. O’Leary has not reached any decision with respect to any such possible actions.  If O’Leary does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  O’Leary is aware that the Issuer intends to deregister its securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.  Other than as described in this Schedule 13D, and other than his service as a director of the Company, O’Leary does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

CUSIP No. 865634 109

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Person beneficially owns 4,655,994 shares of the Issuer’s Common Stock, which number includes (i) 4,272,379 shares of Common Stock held of record by the Reporting Person, (ii) 383,615 shares of Common Stock underlying options to purchase Common Stock which are presently exercisable, and (iii) 4,880 shares held of record by Northeast Opco, LLC, a Texas limited liability company.  Mr. O’Leary is a principal and 20% owner of such entity and has shared voting and dispositive power of such shares, all such shares representing approximately 14.45% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934), plus 383,615 shares of Common Stock underlying options to purchase Common Stock).

(b)Except for shares owned by Northeast Opco, LLC, for which Mr. O’Leary has shared voting and dispositive power, O’Leary has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares. The stock options do not have voting power.

(c)Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 865634 109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2021	/s/ Tom D. O’Leary
Date	Signature

By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated December 12, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 12, 2012 on behalf of Tom D. O’Leary, which Power of Attorney is incorporated by reference).